Exhibit 18.1

Ernst & Young LLP 233 South Wacker Drive Chicago, IL 60606 Tel: +1-312-879-2000 www.ey.com
November 3, 2009
Mr. William G. Barker III
Senior Vice President and Chief Financial Officer
Federal Signal Corporation
1415 West 22nd Street
Oakbrook, Illinois 60523
Dear Mr. Barker:
Note 3 of Notes to the Condensed Consolidated Financial Statements of Federal Signal Corporation (the Company), included in its Form 10-Q for the quarter ended September 30, 2009, describes a change in the method of accounting for valuing inventory from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method for that portion of the Company’s inventory which had been valued using the LIFO method. There are no authoritative criteria for determining a ‘preferable’ inventory valuation method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternate method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any financial statements of the Company as of any date or for any period subsequent to December 31, 2008, and therefore we do not express any opinion on any financial statements of Federal Signal Corporation subsequent to that date.
Very truly yours,